Exhibit (a)(3)


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July 31, 1998

        TO:      Carlyle Real Estate Limited Partnership - VII Limited Partners

   SUBJECT:      INCREASED OFFER PRICE!

                 We Will Purchase Your Partnership Interests for $30 Per Unit

Dear Fellow Limited Partner:

         As you are aware, we had previously filed an offer to purchase your units for $20. We found that there was substantial misunderstanding by limited partners as to what we were proposing to purchase. Apparently, many - if not most - believed that we intended to purchase your units including the recent $1,050 per unit distribution. This was not the case! Under the terms of our prior offer, the $1,050 distribution was to be retained by any limited partners who decided to terminate their investment by selling to us.

         Now that investors have received the full $1,050 distribution, they may look forward to only a relatively small final liquidating distribution. The General Partner of Carlyle VII has indicated that reserves remain in the partnership equal to somewhere between $40 and $80 per unit which they hope to be able to pay out upon liquidation. While the General Partner expressed the hope that the final liquidation and distribution might be made prior to year-end 1998, substantial contingent expenses remain to be covered by reserves, so they could make no guarantees as to the timing or amount of a liquidating distribution. Neither could they guarantee that any distribution would be made as contingent expenses could possibly consume whatever reserves exist.

         Upon consideration of this new information, we have decided that we could risk offering to purchase your units at the new, increased price of $30 per unit. We believe that it is worth our risk to purchase at $30 in the hopes that, in fact, a distribution will be made in excess of $40 per unit. We are not concerned as to when the distribution will be made. Existing limited partners who we are soliciting to sell to us certainly should be concerned as to when liquidation occurs. If final liquidation happens after December 31, 1998, limited partners will have to file partnership K-1 tax information with their tax returns for 1999. Many partners may not want to face this prospect as it can be very expensive and time consuming to have tax returns prepared when K-1 information is included. There can be no certainty as to whether final distributions may be more or less than the $30 per Unit we are offering to pay. However, by accepting our offer, existing limited partners will eliminate the risk that,

         - Distributions may be made by the partnership at some level of less than $30 per unit; and/or

         -        The  final   liquidation  might  occur  after  December  31st,
                  requiring continued tax filings in 1999.

Investors in Carlyle VII have already received far in excess of their original $1,000 per unit investment. We believe that many partners want to be certain that their investment ends this year and


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are not willing to take the  additional  risk that it will continue or that less than $40 to $80 per unit will be distributed upon final liquidation when that occurs. The General Partner's estimate of the maximum potential remaining distributions would be less than 3% of the total distributions received from this investment. Accordingly, we believe that many unit holders will be willing to "trade" the potential additional distributions for the certainty offered by accepting our offer.

Specific Information Regarding the Offer

         In summary, and as described in the enclosed Offer to Purchase and related Letter of Transmittal (the "Offer"), Accelerated High Yield Institutional Fund I, L.P., MacKenzie Fund VI, Ltd., MacKenzie Specified Income Fund, L.P., MP Income Fund 13, LLC, JDF & Associates, LLC, Moraga Gold, LLC and Steven Gold (together the "Purchasers") are offering to purchase any and all Limited Partnership Units in Carlyle Real Estate Limited Partnership VII for

                               $30 CASH PER UNIT.

         The Offer will provide you with an opportunity to liquidate your investment in Carlyle Real Estate Limited Partnership VII without the usual transaction costs associated with market sales or partnership transfer fees. The Purchasers and their affiliates currently own or control 1.74% of the outstanding Units. The Partnership has sold its last remaining property and distributed the sales proceeds of $1,050 per $1,000 unit to Unitholders in June, 1998. Investors choosing to sell their Units to the Purchasers will retain that distribution. The remaining value, as estimated by the general partner, is between $40 to $80 per Unit in liquidation in December 1998, though it cannot provide any assurance that the actual distribution may not vary from its estimate or that the Partnership may not liquidate until after the close of 1998. The Purchasers believe that some Unitholders may wish to receive a guaranteed payout of $30 per Unit now, as opposed to the uncertainty of the cash distribution to be paid at a later date by the general partner. By selling all of your Units to the Purchasers, you will be certain of the amount realized and be assured that your last Partnership tax reporting on form K-1 will be for tax year 1998.

         After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the light blue Letter of Transmittal and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                           MacKenzie Patterson, Inc.,
                               1640 School Street
                            Moraga, California 94556

                            Telecopy: (925) 631-9119

             If you have any questions or need assistance, please call the Depository at 800-854-8357.

              This Offer expires (unless extended) August 31, 1998